Exhibit 99.1

Jaguar Mining Announces Change of Voting Deadline and Meeting Date

TSX:JAG

TORONTO, Jan. 24, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") announced today a change in the date of its meeting (the "Meeting") of Affected Unsecured Creditors (as defined in the Company's information circular and proxy statement dated December 23, 2013) to consider the resolution (the "Plan Resolution") approving the plan of compromise and arrangement (the "Plan") pursuant to the Companies' Creditors Arrangement Act (Canada) ("CCAA").   The Meeting will be held at 10:00 a.m. on January 31, 2014 at 200 Bay Street, Suite 3800, Toronto, Ontario.  The Meeting was originally scheduled to be held at 10:00 a.m. on January 28, 2014.

As a result of this new date for the Meeting:

i.	the Voting Deadline (as defined in the Company's information circular and proxy statement dated December 23, 2013) is now 10:00 a.m. on January 30, 2014;
ii.	the Election Deadline (as defined in the Company's information circular and proxy statement dated December 23, 2013) is now 5:00 p.m. on January 29, 2014; and
iii.	Beneficial Noteholder Voting Instruction Forms must be returned to the applicable Participant Holder (in each case as defined in the Meeting Order of the Ontario Superior Court of Justice (Commercial List) dated
December 23, 2013) at or before 1:00 p.m. on January 29, 2014.

All inquiries regarding the CCAA proceeding should be directed to the Monitor, FTI Consulting Canada Inc., via email at: jaguarmining@fticonsulting.com or telephone: (416) 649-8044 or 1 (855) 754-5840. Information about the CCAA proceeding, including copies of all court orders and the Monitor's reports, are available at the Monitor's website http://cfcanada.fticonsulting.com/jaguar.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company's ability to implement the Plan. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contact

Douglas Willock
Chief Financial Officer
(647) 495-5224
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 18:33e 24-JAN-14